Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ServiceMax Reports Preliminary Third Quarter Fiscal Year 2022 Results

Revenue of $33.2 million, an increase of 20% year-over-year

Subscription revenue of $28.7 million, an increase of 23% year-over-year

Provides guidance for Fourth Quarter Fiscal 2022, inclusive of LiquidFrameworks Acquisition

Pleasanton, California – November 22, 2021 – ServiceMax, Inc., a leader in asset-centric, Field Service Management software provides the following preliminary results for its fiscal Q3 2022 that ended on October 31, 2021.

Preliminary Third Quarter Fiscal Year 2022 Financial Highlights

●	Total Revenue: Total revenue was $33.2 million during the third quarter of fiscal 2022, representing an increase of 20% year-over-year. Excluding the impact of purchase accounting for the third quarter of fiscal 2021, total revenue increased 19% year-over-year.

●	Subscription Revenue: Subscription revenue was $28.7 million during the third quarter of fiscal 2022, representing an increase of 23% year-over-year. Excluding the impact of purchase accounting for the third quarter of fiscal 2021, subscription revenue increased 21% year-over-year.

●	Operating Results: Loss from operations was ($14.0) million during the third quarter of fiscal 2022, compared to ($15.8) million during the third quarter of fiscal 2021. Non-GAAP loss from operations was ($3.0) million during the third quarter of fiscal 2022, compared to ($5.6) million during the third quarter of fiscal 2021.

Business Highlights

●	Closed acquisition of LiquidFrameworks on November 1, 2021, which advances ServiceMax’s Field Service Management capabilities in the energy sector (“LiquidFrameworks Acquisition”). The acquisition was financed with cash on hand and a new $100 million term loan.

●	Announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective Pathfinder Acquisition Corporation’s (“Pathfinder”) registration statement on Form S-4 (File No. 333-258769) relating to the previously announced proposed business combination of Pathfinder and ServiceMax (the “Business Combination”). The Extraordinary General Meeting of Pathfinder shareholders to approve the pending Business Combination between Pathfinder and ServiceMax, among other items, is scheduled for December 7, 2021, at 10:00 am ET.

The foregoing financial information for the quarter ended October 31, 2021 is unaudited and subject to quarter-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material. ServiceMax will release full financial results for the three and nine months ended October 31, 2021, on December 9, 2021.

Financial Outlook

ServiceMax is providing financial guidance for its fourth quarter ending January 31, 2022, inclusive of the LiquidFrameworks Acquisition, as follows:

●	Total revenue between $38.5 million and $39.5 million, representing an increase of 37% year-over-year at midpoint of the range.

●	Subscription revenue between $34.0 million and $35.0 million, representing an increase of 42% year-over-year at midpoint of the range.

●	Non-GAAP operating loss between $(7) million and $(6) million.

ServiceMax is providing financial guidance for its fiscal year 2022 ending January 31, 2022, inclusive of the LiquidFrameworks Acquisition, as follows:

●	Total revenue between $134 million and $135 million, representing an increase of 23% year-over-year at midpoint of the range.

●	Subscription revenue between $116 and $117 million, representing an increase of 28% year-over-year at midpoint of the range.

●	Non-GAAP operating loss between ($18) million and ($17) million.

Business Combination Transaction

On July 15, 2021, ServiceMax entered into a business combination agreement with Pathfinder, a publicly traded special purpose acquisition company co-sponsored by affiliates of HGGC and Industry Ventures, which was amended and restated on August 12, 2021. The Business Combination is expected to close in the fourth quarter of calendar year 2021. The transaction is expected to deliver as much as $335 million of gross proceeds to the combined company, assuming no redemptions by Pathfinder shareholders, and including proceeds from a strategic common equity investment immediately prior to closing by leading software companies (PTC Inc. and Salesforce Ventures) at the same per share valuation as the Business Combination transaction. The closing of the Business Combination is expected to result in ServiceMax becoming a Nasdaq listed company under the ticker symbol “SMAX”.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth, and run more profitable, outcome-centric businesses.

About Pathfinder Acquisition Corporation

Pathfinder Acquisition Corporation (NASDAQ: PFDR) is a purpose-built partnership between affiliates of two investment firms with a strong record of success as investors in technology and tech-enabled businesses: HGGC, a leading middle-market private equity firm based in Palo Alto, and Industry Ventures, a leading multi-strategy venture capital platform based in San Francisco. Pathfinder’s corporate objective is to identify and execute a business combination with a high quality, growth-oriented private company in the tech sector that Pathfinder believes can succeed as a public company and generate attractive returns for shareholders over the long term.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax relating to the future financial performance of the business, the LiquidFrameworks Acquisition and the Business Combination. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that ServiceMax will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Additional Information

Pathfinder has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary Meeting of Pathfinder’s shareholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by Pathfinder with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California.

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pathfinder’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pathfinder’s and ServiceMax’s directors and officers in the Definitive Proxy Statement and Pathfinder’s other filings with the SEC made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of Pathfinder’s securities by such directors or officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the Extraordinary Meeting of Pathfinder’s shareholders.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Investor Relations
ServiceMaxIR@icrinc.com

Media Relations
ServiceMaxPR@icrinc.com

Pathfinder Acquisition Corporation
edesciora@stantonpr.com

Preliminary Unaudited Financial Results

Our preliminary unaudited financial results for the three and nine months ended October 31, 2021 are set forth below. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. This data has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm, Deloitte and Touche, LLP, has not audited, reviewed, compiled or performed any procedures on such preliminary financial results, and does not express an opinion or any other form of assurance with respect to this data. Actual results remain subject to the completion of management’s and the Audit Committee’s final review, as well as the review by our independent registered public accounting firm. During the course of the preparation of the financial statements and related notes and our quarterly review, additional items that would require material adjustments to the preliminary financial information presented below may be identified. This summary is not a comprehensive statement of our financial results for the three and nine month ended on October 31, 2021, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the three and nine month periods are finalized.

These estimates should not be viewed as a substitute for full financial statements prepared in accordance with GAAP. In addition, these preliminary estimates for the three and nine months ended October 31, 2021 are not necessarily indicative of the results to be achieved in any future period.

The preliminary financial results were as follows:

	For the Three Months Ended October 31,		For the Nine months Ended October 31,
	2021	2020	2021	2020
(In Millions of US Dollars)	(Unaudited)		(Unaudited)
Revenue
Subscription	$28.7	$23.3	$82.0	$67.0
Professional services	4.5	4.3	13.5	13.7
Total revenue	$33.2	$27.6	$95.5	$80.7

ServiceMax’s Use of Non-GAAP Financial Measures

In addition to our results of operations above, ServiceMax reports certain financial measures that are not required by or presented in accordance with GAAP, including non-GAAP Operating Results. ServiceMax believes that the disclosure of non-GAAP financial measures provides investors with additional information that reflects the amounts and financial basis upon which ServiceMax’s management assesses and operates its business. In particular, we believe that adjustments for the impact of purchase accounting for fiscal 2021 are particularly useful when making year over year comparisons. ServiceMax’s non-GAAP definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. These non-GAAP financial measures should not be viewed in isolation or as a substitute for, or superior to, measures prepared in accordance with GAAP. A reconciliation of GAAP to non-GAAP financial measures is provided below.

ServiceMax, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited and in Millions of US Dollars)

Non-GAAP Total Gross Profit represents gross profit adjusted for fair value adjustment to acquired unearned revenue, amortization of acquired intangibles, stock-based compensation costs, and company reorganization costs.

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
(In Millions of US Dollars)	2021	2020	2021	2020
Gross Profit	$17.6	$11.4	$48.0	$31.3
Amortization of Acquired Intangibles	5.2	5.2	15.6	15.6
Impact of Fair Value Adjustment (1)	-	0.4	-	1.2
Stock-based Compensation	0.1	-	0.3	0.1
Other Non-recurring Costs (2)	-	-	0.1	0.1
Non-GAAP Total Gross Profit	$22.9	$17.0	$64.0	$48.3

(1)	The fair value adjustment is primarily related to the unearned revenue adjustment resulting from the impact of the purchase accounting adjustments to acquired unearned revenue prior to the GE carve out of ServiceMax JV, LP.
(2)	Other non-recurring costs associated with company reorganization including severance and other restructuring costs.

Non-GAAP Subscription Gross Profit represents subscription gross profit adjusted for the fair value adjustment to acquired unearned revenue, amortization of acquired intangibles, stock-based compensation costs, and company reorganization costs.

	Three Months Ended October 31,		Nine Months Ended October 31,
(In Millions of US Dollars)	2021	2020	2021	2020
Subscription Revenue Gross Profit	$17.4	$12.1	$48.1	$33.3
Amortization of Acquired Intangibles	5.2	5.2	15.6	15.6
Impact of Fair Value Adjustment (1)	-	0.4	-	1.2
Other Non-recurring Costs (2)	-	-	-	-
Non- GAAP Subscription Revenue Gross Profit	$22.6	$17.7	$63.7	$50.1

(1)	The fair value adjustment is primarily related to the unearned revenue adjustment resulting from the impact of the purchase accounting adjustments to acquired unearned revenue prior to the GE carve out of ServiceMax JV, LP.
(2)	Other non-recurring costs related to stock-based compensation and costs associated with company reorganization including severance and other restructuring costs.

Non-GAAP Operating Results represents results from operations as reported in our consolidated statement of operations, excluding the impact of fair value adjustments to acquired unearned revenue, fair value adjustments to acquired deferred commissions, amortization of acquired intangibles, stock-based compensation costs, company reorganization costs, and acquisition costs

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
(In Millions of US Dollars)	2021	2020	2021	2020
Loss from Operations	$(14.0)	$(15.8)	$(44.1)	$(51.4)
Amortization of Acquired Intangibles	9.4	9.4	28.3	28.3
Stock-Based Compensation	0.7	0.5	1.8	1.2
Impact of Fair Value Adjustments (1)	(0.2)	0.1	(0.5)	0.3
Other Non-recurring Costs (2)	1.0	0.1	3.3	0.9
Non-GAAP Loss from Operations	$(3.1)	$(5.7)	$(11.2)	$(20.7)

(1)	The fair value adjustments are primarily related to the unearned revenue and deferred sales commission adjustment resulting from the impact of the purchase accounting adjustments to acquired unearned revenue and deferred sales commissions prior to the GE Carve out of ServiceMax JV, LP.
(2)	Other non-recurring costs includes acquisition costs related to the acquisition of LiquidFrameworks, the carve-out from GE, the Business Combination with Pathfinder, and costs associated with company reorganization including severance and other restructuring costs.